Exhibit 1.02 Conflict Minerals Report

CUI Global, Inc.

Conflict Minerals Report

(For Year Ended December 31, 2013)

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as: (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. Tin, Tungsten, Tantalum and Gold will herein be referred to as the 3TGs for discussion purposes.

CUI Global has reason to believe that some of the 3TGs present in our supply chain may have originated in the Covered Countries. CUI Global is unable with absolute assurance to determine the origin of the 3TGs in our products; therefore, we cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report (CMR) as an Exhibit to Form SD.

1. Company Overview

This report has been prepared by management of CUI Global, Inc. (herein referred to as “CUI Global,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

CUI Global is a publicly traded company dedicated to maximizing shareholder value through the acquisition and development of innovative companies, products and technologies.

Supply chain

CUI Global relies on its direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to us – including the sources of 3TGs that are supplied to them from lower tier suppliers. We have an extensive supplier qualification and evaluation process which we have amended to include requirements for suppliers to provide information about the sources of the 3TGs. In addition, we have added a section to our terms and conditions that is printed on every Purchase Order which states our expectation that the 3TGs used in the production of the products included in the Purchase Order are DRC Conflict-Free.

CUI Global requested EICC-GeSI forms from all product suppliers that provided products sold by CUI Global during 2013.

In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on our website at http://www.cuiglobal.com/Investor-Relations/Conflict-Minerals

Conflict minerals policy

CUI Global has adopted the following Conflict Minerals Policy:

In August of 2012, the SEC implemented Section 1502 of the Dodd-Frank Act, mandating all SEC filers to report whether or not conflict minerals are used in the production of their products and to disclose the country of origin for these minerals.  Conflict minerals consist of tin, tantalum, tungsten and gold and are referred to as the 3TGs.  3TGs originate in multiple locations in the world including the Democratic Republic of the Congo and adjoining countries (DRC).  In the DRC, some of the sources of the 3TGs come from armed groups that have conducted severe human rights violations.

CUI Global, Inc. is committed to ethical business practices and the protection of basic human rights.  CUI Global expects all of our suppliers to have policies and procedures in place to ensure that any 3TGs used in the production of the products sold to CUI Global are DRC conflict-free.  This means that the products must not contain 3TGs that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or adjoining countries (DRC).  CUI Global is actively working with its supply chain to do a Reasonable Country of Origin Inquiry (RCOI) while exercising due diligence by following the OECD Due Diligence Guidance.

CUI Global’s policy is publicly available on our website at http://www.cuiglobal.com/Investor-Relations/Conflict-Minerals

2. Due Diligence Process

2.1 Design of Due Diligence

CUI Global’s due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD), Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold, tin, tantalum and tungsten.

Setting up a process to conduct due diligence and executing on that process is at the heart of conflict minerals compliance. CUI Global, with the assistance of Assent Compliance, is conducting a 2 stage data analysis that pushes all supplier responses towards compliance:

•	Stage 1 - Pass/Fail - Did the supplier pass our minimum Pass/Fail criteria from the EICC form?

•	Stage 2 - Approved/Rejected - Did the supplier provide supporting evidence to validate its initial EICC response and does the evidence show the supplier as providing DRC conflict-free products

The goal is to get all suppliers into the "Approved" status.

Stage 1

•	The following represents the minimum acceptable criteria CUI Global accepts from its suppliers through the use of the EICC-GeSI Conflict Minerals Reporting Template:

o	Questions 1 – 6 are not in contradiction to each other

o	Question A must equal Yes

o	Question E must equal Yes

o	Question H must equal Yes

o	Question I must equal Yes

•	When suppliers meet or exceed those criteria, they receive a “Pass” evaluation.

•	When suppliers fail to meet those criteria, they receive a “Fail” evaluation.

•	Suppliers who “Fail” are followed-up with to discuss their EICC form responses.

•	CUI Global attempts to get suppliers to either meet the minimum “Pass” criteria or set a timeline for meeting these requirements.

o	These activities and communications are documented for future reference and to demonstrate due diligence.

•	The goal for this stage was to get all suppliers to meet the “Pass” criteria. This goal was very ambitious based on the diverse and sizeable CUI Global supply chain. Despite much effort, this goal was not met in year 1. CUI Global expects significant improvements in year 2 and will maintain the goal to get all suppliers to meet the “Pass” criteria.

Stage 2

•	Typically, a supplier only goes for verification once they are considered “Pass”.

•	Until that point in time, they are still at stage 1.

•	At this point, CUI Global along with Assent Compliance verifies the smelter information in the supplier EICC form.

o	The smelters listed on the supplier EICC form are checked to determine if they match the smelter reference list and standard smelter names.

o	The smelters listed on the supplier EICC form are checked to determine if there are smelters from each of the 3TGs that the supplier answered ‘Yes’ to in Question 1 of the EICC Form.

o	The smelters listed on the supplier EICC form are compared with the Conflict-Free Smelters and Refiners list located at www.conflicfreesourcing.org to determine whether the smelters provided by the supplier are conflict-free.

•	Any additional supporting documentation from the supplier is reviewed at this stage as well.

•	All this data and correspondence is stored and tracked for future reporting and demonstration of Due Diligence.

•	A strength of this approach is that it incorporates the first 3 steps of the OECD guidelines:

o	Establish a Management System.

o	Identification of Risk.

o	Strategy to Respond to Risk.

•	CUI Global’s supplier qualification procedures include steps to obtain and review a new supplier’s EICC form during the qualification process.

2.2 Management Systems

As described above, CUI Global has adopted a company policy which is posted on our website at http://www.cuiglobal.com/Investor-Relations/Conflict-Minerals

Internal Team

CUI Global has established a management system for conflict minerals. The management system includes corporate officers as well as executive-level representatives and a team of subject matter experts from relevant functions.

The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the CUI Vice President of Operations who acts as the conflict minerals program manager. Senior management is briefed about the results of the due diligence efforts on a regular basis.

Supplier engagement

With respect to the OECD requirement to strengthen engagement with suppliers, CUI Global has developed an internal procedure that includes steps of supplier engagement escalation which includes in-person meetings and corrective actions. Feedback from this engagement has allowed CUI Global to oversee improvements in supplier responses and supplier compliance for this initiative.

Maintain records

CUI Global has adopted a policy to retain relevant documentation. Documentation will be retained for a period of 5 years.

2.3 Identify and assess risk in the supply chain

Because of CUI Global’s size, the complexity of its products, and the depth, breadth, and constant evolution of its supply chain, it is difficult to identify actors upstream from our direct suppliers.

CUI Global has identified 79% of its direct suppliers whose components and products contain 3TGs. These suppliers are relied upon to provide us with information about the source of 3TGs contained in the components and products supplied to us. CUI Global’s direct suppliers are similarly reliant upon information provided by their suppliers.

Risks are identified based on criteria established for supplier responses in CUI Global’s conflict minerals compliance system.

CUI Global will contact the supplier, gather pertinent data and perform an assessment of the supplier's conflict minerals status when a risk has been identified.

All of the information and findings from this process are stored electronically and can be audited by internal or external parties.

2.4 Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, CUI Global has an approved risk management plan, through which the conflict minerals program is implemented, managed and monitored.  Refer to stage 1 and 2 of the due diligence process. "Fails" are a risk that is dealt with by implementing escalation steps which can include supplier corrective actions which ensures CUI Global suppliers have policies and procedures in place that will produce the necessary data in an accurate manner. All this data is than verified through an assessment of supporting data, including smelter information, in stage 2. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure that suppliers understand our expectations, CUI Global has provided a training document to assist suppliers in filling out the EICC-GeSI Conflict Minerals Reporting Template, provided in-person educational presentations, as well as email and phone support.

CUI Global engages all of our suppliers for whom there is reason to believe are supplying 3TGs from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TGs that does not support such conflict, as provided in the OECD guidance. CUI Global has found no instances where it was necessary to terminate a contract or find a replacement supplier.

3. Due Diligence Results

Request information

CUI Global conducted a survey with all in-scope suppliers using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Conflict Mineral Reporting Template (the EICC Form). The EICC Form was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters CUI Global and its suppliers use. In addition, the EICC Form contains questions about the origin of 3TGs included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The EICC Form is being used by many companies in their due diligence processes related to conflict minerals.

CUI Global began the scoping process by creating a comprehensive supplier list which assumed the 3TGs were necessary for the functionality or the production of all products provided by these suppliers. This list was then filtered to remove:

•	Service Providers/Suppliers.

•	R&D only Suppliers.

•	Inactive Suppliers (providers of products not sold by CUI Global in the 2013 reporting period).

This ensured that all suppliers which provided products that were used in CUI Global’s final products sold during the year 2013 were surveyed.

It was deemed appropriate not to filter this list any further because CUI Global could not definitively determine the presence or absence of 3TGs in all parts supplied to them for their products without inquiring with the suppliers. As part of the EICC-GeSI form, Question 1 allows for further scoping as it asks suppliers whether any of the 3TGs are necessary to the functionality or production of their products. Ultimately, 11% of surveyed suppliers provided a response that stated none of the 3TGs were necessary to the functionality or production of the products they provided to CUI Global; so, CUI Global removed these suppliers from the scope of the conflict minerals project.

Survey responses

CUI Global received EICC-GeSI forms from 89% of the suppliers surveyed. CUI Global reviewed the responses against criteria developed to determine which suppliers required further engagement. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. CUI Global worked directly with these suppliers to provide revised responses.

Efforts to determine mine or location of origin

Through requesting our suppliers to complete the EICC-GeSI form, CUI Global has determined that seeking information about 3TG smelters and refiners in the supply chain represents the most reasonable effort that can be made to determine the mines or locations of origin of the 3TG in the supply chain.

Smelters or refiners

The large majority of the supplier responses we received provided data at a company level. We are, therefore, unable to determine whether the 3TGs reported by the suppliers were contained in the actual components or parts supplied to us. Furthermore, suppliers did not always provide smelters lists nor were the smelter lists consistently completed with smelter identification numbers; therefore, we were unable to validate that any of these smelters or refiners are actually in our supply chain.

Responses included the names listed by our suppliers as smelters or refiners, but many of these did not include smelter IDs. Year 2 of CUI Global’s conflict minerals program focuses on vetting smelter data including:

•	Working with suppliers to move to the EICC-GeSI reporting template 3.0 where new smelter IDs have been assigned.

•	Requiring the use of the smelter identification numbers. Supplier responses will not be considered complete without identification numbers.

•	Suppliers will also be requested to inform CUI Global of the correlation between these smelters and the products and parts they supply to CUI Global.

•	A comparison of these facilities to the CFSI list of smelters.

Efforts to determine mine or location of origin

As noted above, the current efforts focus on gathering smelter information via the EICC-GeSI reporting template and, as the program progresses, requiring full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of the 3TGs to their location of origin. Seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

4. Steps to be taken to mitigate risk

CUI Global intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC or adjoining countries:

a. Include a conflict minerals flow-down clause in new or renewed supplier contracts as well as included in the terms and conditions of each purchase ordered issued to CUI Global suppliers.

b. Engage with suppliers and train them to attempt to increase the response rate and improve the content of the supplier survey responses.

c. Engage with any suppliers found to be supplying CUI Global with 3TGs from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TGs that does not support such conflict.

d. Continue to engage with Assent Compliance and stay updated on OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

e. Increase the emphasis on clean and validated smelter information from our supply chain as the list of conflict-free smelters grows and more smelters declare their intent to enroll in the program.

Risk Mitigation Steps

The below steps are being taken to mitigate the risk that the necessary 3TGs benefited armed groups:

•	Improve response rate:

o	All suppliers who were non-responsive will be further contacted to encourage a.

o	All suppliers who did not know the origin of the 3TGs in their products will be further encouraged to examine their supply chain and enact due diligence measures as per the OECD Due Diligence guidelines. The goal for these suppliers is to determine origin and, if not from recycled or scrap sources, then to ensure a conflict-free origin (either not from the covered countries or from the covered countries and verified to not benefit or finance armed groups).

•	Examine supplier replacement:

o	Should suppliers of parts that are of high risk to contain 3TGs remain non-responsive, CUI Global will examine replacing the supplier so the parts supplied do not remain in CUI Global’s supply chain.

o	Should suppliers be unable to definitively determine origin and take the necessary subsequent steps to ensure a conflict-free status for the calendar year 2015 (the reporting year by which the Undeterminable status is no longer permitted) – these suppliers will be assessed for replacement.